NEWS RELEASE

May 8, 2017

Nevsun Resources Appoints New CEO

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (Nevsun or the Company) today announced the appointment of Mr. Peter G. Kukielski to the position of President and Chief Executive Officer, effective May 12, 2017. Mr. Kukielski replaces Cliff Davis, who announced his intention to retire earlier this year.

Mr. Kukielski brings more than 30 years of diverse international experience in the mining industry to this role. Most recently, Mr. Kukielski was Chief Executive Officer of Anemka Resources from 2014 to 2017, a private company backed by Warburg Pincus formed to invest in global mining assets. From 2008 to 2013 he was the Chief Executive, Mining for ArcelorMittal, responsible for 27 operating mines and three major development projects, distributed within 12 countries. From 2006 to 2008 Mr. Kukielski was the Chief Operating Officer of Teck Resources, responsible for three copper mines, four zinc mines, six metallurgical coal mines, two gold mines, one base metal refinery and two major development projects. From 2001 to 2006 he was with Falconbridge (originally Noranda) in senior roles, latterly including Chief Operating Officer, and in years prior he had various increasingly senior roles with other major mining companies, including direct experiences in engineering, commissioning and operating significant mines in a wide variety of international jurisdictions.

 “On behalf of the board of directors, I would like to welcome Mr. Kukielski to Nevsun,” said Tookie Angus, Nevsun Chairman. “Mr. Kukielski’s extensive experience in the sector makes him an ideal candidate to lead Nevsun through the next phase of its evolution, which is underpinned by the advancement and development of the copper-gold Timok Project in Serbia.”

“The board of directors would also like to thank Cliff Davis for his unwavering commitment and dedication to the success of Nevsun. We are thankful for his contributions to the Company and wish him well in his retirement,” added Mr. Angus. Mr. Davis continues with the Company for the next two months as part of the transition process.

“Nevsun has a world-class asset base and I am thrilled to be joining the Company at such an exciting time in its history. I look forward to working with the board of directors, my colleagues in senior management and the entire team at Nevsun as we advance our projects and optimize our assets with the goal of creating sustainable long-term value for shareholders,” said Mr. Kukielski.

Mr. Kukielski has a Masters of Science degree in Civil Engineering from Stanford University in California.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone in Serbia and 60% owner of the high-grade copper-zinc Bisha Mine in Eritrea. Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing the Timok Project to production.

NEVSUN RESOURCES LTD. “Tookie Angus” R. Stuart “Tookie” Angus Chairman	For further information, Contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com